                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1  )*


                      PLAY BY PLAY TOYS & NOVELTIES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   72811K103
                                 (CUSIP Number)


                                  May 31, 1999
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]  Rule 13d-1(b)
     [   ]  Rule 13d-(c)
     [   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages

CUSIP No. 72811K103                 13G                Page  2  of  5 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            HEARTLAND ADVISORS, INC.

            #39-1078128

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
       WISCONSIN, U.S.A.

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                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             740,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
       740,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
       10.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IA

------------------------------------------------------------------------------

CUSIP NUMBER   72811K103                     Page 3 Of 5 Pages

Item 1.
    (a) Name of Issuer:   Play by Play Toys & Novelties, Inc.
        --------------


    (b) Address of Issuer's Principal Executive Offices:
        -----------------------------------------------
                    4400 Tejasco
                    San Antonio, TX  78218-0267

Item 2.
    (a) Name of Person Filing:    Heartland Advisors, Inc.
        ---------------------


    (b) Address of Principal Business Office:
        ------------------------------------
              Heartland Advisors, Inc.
              790 North Milwaukee Street
              Milwaukee, WI  53202


    (c) Citizenship:       Heartland Advisors is a Wisconsin corporation.
        -----------

    (d) Title of Class of Securities:  Common Stock
        ----------------------------

    (e)  CUSIP Number: 72811K103
         ------------

Item 3. If this statement is filed pursuant to (S)(S) 240.13d-1(b) or 240.13d-
        ---------------------------------------------------------------------
        2(b) or (c), check whether the person filing is a:
        --------------------------------------------------

 (a)___ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

 (b)___ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

 (c)___ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c).

 (d)___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

 (E)_X_ An investment adviser in accordance with (S) 240.13d-
        1(b)(1)(ii)(E);


 (f)___ An employee benefit plan or endowment fund in accordance with
        (S)240.13d-1(b)(1)(ii)(F).

  (g)_____     A parent holding company or control person in accordance with
               (S)240.13d-1(b)(ii)(G);

  (h)_____ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813;

  (I)_____ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

  (j)_____     Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to (S)240.13d-1(c), check this box   [   ].

Item 4. Ownership.
        ---------

    (a) Amount beneficially owned:
        --------------------------
        740,000 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Heartland Advisors, Inc.

    (b) Percent of Class:
        -----------------
         10.1%

    (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.


Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ ]


Item 6. Ownership of more than Five Percent on Behalf of Another
        --------------------------------------------------------
        Person.
        -------

     The shares of common stock to which this Schedule relates are held in investment advisory accounts of Heartland Advisors, Inc. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. The interests of one such account, Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, relates to more than 5% of the class.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------

         Not Appllicable.

Item 9.   Notice of Dissolution of Group.
          ------------------------------

            Not Applicable.

Item 10.  Certification.
          -------------

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:        June 7, 1999

                       HEARTLAND ADVISORS, INC.

                       By:  PATRICK J. RETZER
                            Patrick J. Retzer
                            Senior Vice President